Exhibit 99.2

Management’s Discussion and Analysis

Three months ended March 31, 2026

Amounts in United States dollars

TABLE OF CONTENTS

I.	OVERVIEW	3

II.	SUMMARY	4

	Q1 2026 SUMMARY	4

	KEY DEVELOPMENTS DURING THE QUARTER	4

III.	DISCUSSION OF OPERATIONS	8

	A. MUSSELWHITE MINE, CANADA	8

	B. CAMINO ROJO, MEXICO	11

	C. SOUTH RAILROAD PROJECT (SOUTH CARLIN COMPLEX), NEVADA, USA	14

	D. OTHER PROJECTS - CERRO QUEMA PROJECT, PANAMA	16

IV.	NON-GAAP MEASURES	17

V.	SUMMARY OF QUARTERLY RESULTS	21

VI.	THREE MONTHS ENDED MARCH 31, 2026	23

VII.	LIQUIDITY	25

VIII.	RELATED PARTY TRANSACTIONS	26

IX.	CAPITAL RESOURCES	26

X.	OUTSTANDING SHARE DATA	27

XI.	OFF-BALANCE SHEET ARRANGEMENTS	28

XII.	PROPOSED TRANSACTIONS	28

XIII.	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION	28

XIV.	CRITICAL ACCOUNTING ESTIMATES	29

XV.	FINANCIAL INSTRUMENTS	29

XVI.	INTERNAL CONTROL OVER FINANCIAL REPORTING	29

XVII.	CAUTIONARY NOTES	30

XVIII.	RISKS AND UNCERTAINTIES	32

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

I.            OVERVIEW

Orla Mining Ltd. (“Orla” or the “Company”) is a mineral exploration, development, and production company listed on the Toronto Stock Exchange (“TSX”) under the symbol “OLA” and on the NYSE American under “ORLA.”

Orla’s strategy is to acquire, explore, develop, and operate mineral properties where the Company’s technical and operational expertise can substantially increase stakeholder value.

The Company owns three material gold projects within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”):

•	Musselwhite Mine, located in Ontario, Canada, an underground operation acquired on February 28, 2025; and

•	Camino Rojo, located in Zacatecas State, Mexico, consisting of the Camino Rojo oxide open-pit mine (the “Camino Rojo Oxide Mine”) and the Camino Rojo underground project (“Camino Rojo Underground”);

•	South Railroad Project, located in Nevada, United States, an oxide open-pit project within the Company’s South Carlin Complex along the Carlin trend.

This Management’s Discussion and Analysis (“MD&A”) discusses the financial condition and results of operations of the Company for the three months ended March 31, 2026. It should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for that period, and the audited consolidated financial statements for the year ended December 31, 2025, prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Additional information about Orla Mining Ltd., including its most recent annual consolidated financial statements, its annual information form for the year ended December 31, 2025 (the “Annual Information Form”), and prior MD&A filings, is available on SEDAR+ (www.sedarplus.ca), on the U.S. SEC EDGAR system (www.sec.gov), and on www.orlamining.com.

This MD&A is current as of May 8, 2026.

J. Andrew Cormier, P.Eng., Chief Operating Officer of the Company, is a “Qualified Person” under NI 43-101 and has reviewed and approved the scientific and technical information contained herein.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

II.            SUMMARY

Q1 2026 SUMMARY

•	First quarter gold production of 81,206 ounces and total gold sold of 81,540 ounces, generating $378.9 million in revenue.

•	First quarter consolidated all-in sustaining cost (“AISC”)[1] of $1,668 per ounce of gold sold.

•	Net income for the first quarter of $75.4 million or $0.22 per share

•	Adjusted earnings[1] for the first quarter of $134.7 million or $0.39 per share.

•	Cash flow from operating activities before changes in non-cash working capital of $103.5 million.

•	Exploration and project expenditures[1] totalled $36.1 million during the first quarter, of which $6.0 million was expensed and $30.1 million was capitalized.

KEY DEVELOPMENTS DURING THE QUARTER

During the first quarter of 2026, we advanced several strategic, operational, and exploration initiatives across its portfolio, positioning the Company for continued growth and value creation.

Operational Performance – Strong Production and Execution

The Company produced 81,206 ounces of gold during the quarter, including 62,985 ounces from Musselwhite and 18,221 ounces from Camino Rojo. Both operations delivered stable performance, and the Company remains on track to achieve its full-year production guidance of 340,000 to 360,000 ounces.

At Musselwhite, the Company mined and processed ore while advancing underground development, including the 1080 exploration drift, which supports drilling in the PQ Extension area and ongoing resource growth. The Company continued drilling programs and generated encouraging results.

Musselwhite Exploration – Expansion of Mineralization and Mine Life Potential

The Company reported significant exploration success at the Musselwhite Mine in Ontario. We confirmed the extension of high-grade mineralization along the mine trend for more than two kilometres down plunge and identified two continuous stacked zones (Lynx and PQ Extension). These results support the potential for meaningful resource growth and a material extension of mine life in the future.

The Company continued underground drilling during the quarter and delivered multiple high-grade intercepts across priority zones, supporting reserve replacement and expansion. The Company also completed near-mine surface drilling at Camp Bay, where it intersected broad zones of shallow mineralization and identified potential satellite deposits near existing infrastructure. In parallel, the Company advanced a regional targeting program across its 65,000-hectare land package to identify additional exploration opportunities.

[1]	This is a non-GAAP measure. Refer to section IV of this MD&A entitled “Non GAAP measures”.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

Camino Rojo – Permitting Milestone for Open Pit Expansion

During the quarter, the Company received the environmental permit (Manifestación de Impacto Ambiental) from Mexican authorities for the Camino Rojo mine. This approval, together with previously obtained permits, allows the Company to mine the remaining oxide open pit, including the layback area, and supports the extension and optimization of the open pit operation.

Camino Rojo Underground – Advancement of Development Studies

During the quarter, the Company advanced development work on the Camino Rojo underground project and completed a preliminary economic assessment. The PEA evaluates the technical and economic potential of a standalone underground development project beneath the existing Camino Rojo open pit and outlines a potential pathway toward a larger-scale, long-life operation.

With the recent MIA approval, Orla is set to begin underground access development at Camino Rojo. Work on the exploration portal and decline is expected to start in the second half of 2026, enabling deeper resource definition of the sulphide mineralization beneath the current open pit and advancing the technical evaluation of a potential underground operation. Orla expects to award the contract for the exploration decline in early Q3 and begin the work immediately thereafter. The Board of Directors of Orla has approved the scope of the project, which includes an additional capital spend of $20 million for 2026. The exploration decline is expected to be completed in 2028.

South Railroad Project – Feasibility Study and Construction Readiness

The Company announced the results of an updated feasibility study for the South Railroad Project in Nevada and approved the commencement of construction-related spending. The study demonstrated robust project economics, including an after-tax net present value (5% discount rate) of $783 million and an internal rate of return of 48% at a gold price of $3,100 per ounce. The Board approved initial expenditures for detailed engineering, procurement, and construction readiness activities, and we expect to begin full construction following receipt of final permits which is expected in Q3-2026. The project represents a key growth asset and is expected to become the Company’s third operating mine.

Overall, the Company delivered strong operational performance, advanced key growth projects, and generated significant exploration results during the quarter, reinforcing its pipeline of organic growth opportunities and long-term production outlook.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

Consolidated Operating and Financial Results		Q1 2026	Q1 2025
Gold production	ounces	81,206	47,759
Gold sold	ounces	81,540	46,356
Average realized gold price [1]	per ounce	$4,575	$2,915
Cost of sales – operating cost	million	$95.4	$48.3
Cash cost per ounce [1,2]	per ounce	$1,251	$597
All-in sustaining cost per ounce [1,2]	per ounce	$1,668	$845

Revenue	million	$378.9	$140.7
Net income (loss)	million	$75.4	$(69.8)
Earnings (loss) per share – basic	$/share	$0.22	$(0.22)

Adjusted earnings [1]	million	$134.7	$38.6
Adjusted earnings per share - basic [1]	$/share	$0.39	$0.12

Cash flow from operating activities before changes in non-cash working capital	million	$103.5	$401.2

Free cash flow [1]	million	$62.9	$393.8

Cash flow from operating activities before changes in non-cash working capital for the three months ended March 31, 2025, includes the proceeds received from the gold prepay facility of $360.8 million.

Financial position		March 31 2026	December 31, 2025
Cash	million	$427.3	$420.8
Net cash [1]	million	$96.0	$35.8
Liquidity[1]	million	$517.3	$480.8

[1]	Non-GAAP measure. Refer to “Non-GAAP Measures” of this MD&A for a reconciliation of this measure to our financial statements.
[2]	Musselwhite Mine was acquired on February 28, 2025. Cash cost per ounce and AISC per ounce presented above do not include the operations of Musselwhite Mine for the period March 1, 2025, to March 31, 2025. Refer to “Non-GAAP Measures” for further discussion.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

Operating and Financial Results		Q1 2026	Q1 2025
Gold production	ounces
Camino Rojo		18,221	29,973
Musselwhite		62,985	17,786
Total		81,206	47,759

Gold sold	ounces
Camino Rojo		17,436	30,512
Musselwhite		64,104	15,844
Total		81,540	46,356

Cost of sales – operating cost	$ thousand
Camino Rojo		$21,990	$20,983
Musselwhite		73,417	NA
Total		$95,407	$20,983

Cash cost per ounce sold [1]	per ounce sold
Camino Rojo		$1,111	$597
Musselwhite [2]		$1,289	NA
Consolidated [2]		$1,251	$597

All in sustaining cost per ounce sold [1]	per ounce sold
Camino Rojo		$1,176	$626
Musselwhite [2]		$1,644	NA
Consolidated [2]		$1,668	$845

Capital expenditures	$ thousand
Camino Rojo (including deferred stripping)		$1,726	$3,084
Musselwhite		$33,596	$8,029
Other		$14,198	$6,550

[1]	Non-GAAP measure. Refer to “Non-GAAP Measures” of this MD&A for a reconciliation of this measure to our financial statements.
[2]	Musselwhite Mine was acquired on February 28, 2025. Cash cost per ounce and AISC per ounce presented above do not include the operations of Musselwhite Mine for the period March 1, 2025, to March 31, 2025. Refer to “Non-GAAP Measures” for further discussion. “NA” means not applicable.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

III.            DISCUSSION OF OPERATIONS

A.	MUSSELWHITE MINE, CANADA

Musselwhite is a Canadian underground gold mine that has produced over 6 million ounces of gold since commencing operations in 1997. It is a fly-in, fly-out operation located in northwestern Ontario, Canada. Mining is conducted from two principal zones using longitudinal retreat and transverse stoping methods, with ore conveyed to surface via an internal winze and conveyor. Ore is processed through two-stage crushing, grinding, and leach/cyanide-in-pulp (“CIP”) circuits to produce doré, with annual throughput capacity of approximately 1.5 million tonnes. Gold recoveries have historically averaged approximately 96%.

On February 28, 2025, Orla acquired the Musselwhite Mine from Newmont for upfront cash consideration of $810 million and gold price-linked contingent consideration of $40 million. Refer to the Company’s Annual Information Form for historical context and background, and to the audited consolidated financial statements for the year ended December 31, 2025, for details of the acquisition.

MUSSELWHITE OPERATIONAL UPDATE

Musselwhite Mine Operating Highlights		Q1 2026	Q1 2025 (March 1 to March 31 only)
Total ore mined	tonnes	333,495	108,061
Total ore milled	tonnes	332,822	104,287
Average ore grade milled	g/t	6.29	5.55
Average mill recovery rate	percent	95.9%	95.7%
Gold ounces produced	ounces	62,985	17,786
Gold ounces sold	ounces	64,104	15,844

Revenue	$ 000’s	$290,490	$47,615
Cost of sales – operating costs	$ 000’s	$73,417	$27,289
DD&A	$ 000’s	$41,042	$7,084
Royalties	$ 000’s	$9,817	$580
Sustaining capital expenditures	$ 000’s	$19,904	$8,029
Non-sustaining capital expenditures	$ 000’s	$13,692	$—

Cash cost per ounce sold [1]	per ounce	$1,289	N/A
All-in sustaining cost per ounce sold [1]	per ounce	$1,644	N/A

[1]	Musselwhite Mine was acquired on February 28, 2025, and accounting rules require metal inventory on hand at acquisition date (February 28, 2025) to be valued on the books at fair value rather than historical cost which is ordinarily the case. Management concluded it would not be meaningful to readers to present cash costs and AISC for Musselwhite Mine for the one month period ended March 31, 2025. Refer to “Non-GAAP Measures” for further discussion.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

Operating Performance Overview

During Q1 2026, Musselwhite exceeded planned production rates as a result of mine plan resequencing which allowed for a more balanced delivery of 2026 planned ore production. This resulted from the strong development and production results in Q4 2025 which allowed access to more ore tonnes at higher grades earlier in the year than originally planned. Q1 2026 saw a heavy emphasis on achieving development rates in the 1080 exploration drift and providing adequate drill platforms for the increased exploration drilling planned in this zone for 2026. The mine averaged 3,706 tonnes per day over the quarter.

Strong mining and development performance in Q1 2026 was driven by strong execution from both contractors and the site team. Development rates increased 20% from 2025 to Q1 2026 achieving an average of 38.2 metres per day.

Steady-state production was maintained throughout Q1, with an increase in available ore stockpile to support mill feed.

Development performance remained consistent, with each month achieving over 1,000 metres of advance. This performance was largely driven by reliable equipment availability, improved spatial compliance, and strong execution across development crews.

Plant performance during Q1 2026 was stable with an average milling rate of 3,698 tonnes per day. Gold recovery continued to meet plan.

During Q1 2026, processed gold grades ranged between approximately 5.88 and 6.89 g/t.

Gold production at Musselwhite was 62,985 ounces of gold during the three months ended March 31, 2026.

Operating Costs and Variances

Unit operating costs were lower than planned due to production exceeding plan and spending was largely in line.

Outlook

Musselwhite begins Q2 positioned for consistent mining rates and milling rates and well positioned to deliver on 2026 production commitments. Continued development of the 1080 exploration drift and expanded underground drilling capacity are largely on schedule to deliver on the 2026 exploration plan.

EXPLORATION PROGRAM UPDATE

In Q1 2026 the exploration program at Musselwhite continued with a focus on advancing deep directional drilling along the Mine Trend, underground drilling for reserve and resource growth and definition, and the near-mine surface drilling program. Deep directional drilling results received during the quarter confirmed the continuity of two mineralized zones, the Lynx and PQ, up to 2 km beyond current operations. Underground drilling returned high-grade mineralization in the Lynx, PQ and West Limb zones, and surface near-mine drilling returned broad, shallow intercepts in the Camp Bay area.

The deep directional drilling program continued to evaluate the down-plunge extension of the Mine Trend. A total of 5,291 metres were completed in Q1 2026. Results received during the first quarter confirmed continuity of gold mineralization 2 kilometres from current operations and confirmed the presence of two parallel mineralized zones, with an upper horizon interpreted as the Lynx zone and a lower horizon interpreted as the PQ zone. Two directional drill holes (Mother Hole #1 Daughter Hole #4 and Mother Hole #2 Daughter Hole #5) intersected the PQ Extension zone with visible gold at their predicted locations, validating the interpreted geometry of the mineralized system.

Underground exploration drilling continued in Q1 2026, focused on reserve replacement, resource expansion, and inventory definition within Lynx, Redwings, West Limb, and PQ zones. Results returned in the quarter include high-grade mineralization from each of these zones. Five of the six active exploration rigs are focused on the Lynx and PQ Extension areas, targeting growth in mineral resources and reserves at depth. One drill is targeting Redwings, Lynx and West Limb zones in the upper parts of the mine. A total of 12,546 m of underground exploration drilling was completed during the quarter.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

The near-mine surface drilling program was targeting the Camp Bay area in Q1 and returned broad, shallow intercepts of gold mineralization. The Camp Bay program was completed in mid-March with 2,652 metres drilled across sixteen shallow holes. Near-mine drilling will resume in Q2 targeting a four-kilometre strike trend along the Musselwhite SE extension also known as “Karl Zeemal”.

Alongside the drilling programs, Orla has advanced a regional data compilation initiative covering the 65,000-hectare Musselwhite land package to unlock the full potential of its belt scale position. Historical geological mapping, drilling, surface rock and soil sampling, and regional geophysical datasets have been integrated into a comprehensive geological database. Interpretation of this dataset is underway and will guide the identification of high priority regional drill targets with potential for new discoveries. This regional work is designed to complement underground, Mine Trend extension, and near mine drilling by highlighting emerging exploration opportunities across the broader Musselwhite property.

COMMUNITY, FIRST NATIONS AND WORKFORCE

Entering 2026, Musselwhite maintains its commitment to community partnership and workforce development. The site has updated and finalized its stakeholder mapping and engagement frameworks for the fiscal year. To enhance economic reconciliation, the site initiated a comprehensive review of its Indigenous Procurement Strategy, utilizing industry benchmarking to identify best-in-class practices. Furthermore, social closure planning continues to progress, with a strategic focus on exploring the establishment of community trust funds to ensure long-term regional legacy.

The site’s Indigenous-focused training programs have been consolidated and rebranded under the Musselwhite Academy. During Q1, the Academy successfully launched the Stope School and Mill School programs. Additionally, development is underway for a trades readiness program designed to build technical capacity within partner communities.

Musselwhite’s social investment strategy prioritized education, health, and cultural preservation throughout the quarter. The community investment committee made a commitment to work with a local First Nation on a culture revisualization program planned for later in 2026.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

B.	CAMINO ROJO, MEXICO

Camino Rojo Operating Summary		Q1 2026	Q1 2025
Mining
Ore mined	tonnes	2,024,832	1,874,736
Waste mined	tonnes	2,326,082	2,771,436
Total mined	tonnes	4,350,914	4,646,172
Strip ratio	w:o	1.15	1.48
Total ore mined gold grade	g/t	0.59	0.73
Processing
Ore stacked	tonnes	1,828,000	1,672,826
Ore stacked gold grade	g/t	0.59	0.78
Gold produced	oz	18,221	29,973
Daily stacking rate – average	tpd	20,311	18,587

Revenue	$000’s	$88,390	$93,055
Cost of sales – operating costs	$000’s	$21,990	$20,983
DD&A	$000’s	$6,686	$9,715
Royalties	$000’s	$2,630	$2,765
Sustaining capital expenditures	$000’s	$687	$450
Non-sustaining capital expenditures	$000’s	$1,039	$2,634

Cash cost per ounce sold [1]	per ounce	$1,111	$597
All-in sustaining cost per ounce sold [1]	per ounce	$1,176	$626

		March 31, 2026	March 31, 2025
Total ROM ore stockpile	tonnes	639,124	3,269,047
ROM ore stockpile grade	g/t	0.41	0.32

CAMINO ROJO OPERATIONAL UPDATE

The Camino Rojo Oxide Gold Mine produced approximately 18,221 ounces of gold during the first quarter of 2026, in line with plan.

During the quarter, the operation mined over 2.0 million tonnes of ore and approximately 2.3 million tonnes of waste, resulting in a strip ratio broadly in line with expectations. The required permits (environmental impact statement and change in land use) were received in March 2026, enabling access to the layback area.

[1]	This is a non-GAAP measure. Refer to Section V, Non GAAP measures.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

A total of approximately 1.8 million tonnes of ore was stacked at an average grade of 0.59 g/t gold, corresponding to an average stacking rate of approximately 20,311 tonnes per day. Gold sold during the quarter totalled approximately 17,436 ounces, consistent with production levels.

Operating Costs and Variances

Mining costs during the first quarter were below plan, primarily due to lower contractor costs associated with reduced total material movement, reflecting limited access to the layback area prior to permit approval, and reduced diesel consumption driven by fewer operating hours as a result of constrained mining areas.

Processing costs during Q1 2026 were generally in line with plan, reflecting slightly higher costs associated with increased tonnage stacked on the leach pads and marginally higher reagent consumption, and lower maintenance costs due to improved equipment performance and reliability.

General and administrative (“G&A”) costs remained in line with plan.

The increase in unit operating costs over the comparative period is driven by lower number of ounces sold.

ENVIRONMENTAL AND PERMITTING

Environmental and permitting activities progressed during the quarter. On March 5, 2026, the SEMARNAT approved the Company’s Environmental Impact Statement (“MIA”) for the expansion of the Camino Rojo Oxide Mine. This approval, together with the receipt of the change of land use authorization, provides the permits required to mine the remaining portions of the oxide open pit, including the layback area to the north.

The MIA approval also permits the construction of an exploration decline to support continued advancement of the Camino Rojo Underground project. The approval remains subject to customary conditions and standard regulatory requirements.

COMMUNITIES AND WORKFORCE

Community relations remained positive during the first quarter, with no community-related incidents reported. The Company continued to advance its Pro-ABC (Water, Biodiversity, and Climate) initiative in collaboration with Organización Vida Silvestre AC (“OVIS”), focusing on environmental stewardship, sustainable livelihoods, and community engagement. Activities during the quarter included socio-environmental workshops, ecological baseline studies, and targeted livestock health programs.

Social investment initiatives progressed as planned, including scholarship programs and community infrastructure projects. Temporary land use agreements with local ejidos were renewed, supporting continued operational access.

The Camino Rojo workforce averaged approximately 300 employees during the quarter, with a majority of employees hired locally. The Company continued to invest in workforce development through leadership training and industry collaboration initiatives. The operation maintained its commitment to corporate responsibility, receiving the Socially Responsible Business (“Empresa Socialmente Responsable” or “ESR”) distinction for the second consecutive year, and to being a leader in equity and diversity, becoming the first mining operation in the country to receive the Women in Mining Mexico Award at Platinum Level.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

EXPLORATION

CAMINO ROJO UNDERGROUND AND CAMINO ROJO EXTENSION (ZONE 22)

Partial results from the infill program focused on the upper part of Zone 22 were used to support the updated underground resource estimate for the Camino Project, included in the Preliminary Economic Assessment (“PEA”) for the underground project announced by the Company on February 19, 2026 (see the Company’s press release “Orla Mining Announces Positive Preliminary Economic Assessment for the Camino Rojo Underground Project”). An updated technical report prepared in accordance with NI 43-101 was filed on March 18, 2026, and is available on the Company’s website and on SEDAR+ and EDGAR.

A 4,300 m drill program to support the generation of metallurgical, geotechnical and hydrological material for a Pre-Feasibility Study for the underground project began in mid-January 2026. A total of 1,962 metres were drilled during the first quarter, with two holes completed and one in progress. The Company targets the completion of a Pre-Feasibility Study (PFS) in 2027. This drilling and PFS is expected to support permit submission for the Camino Rojo underground project in 2027.

REGIONAL

The 2026 regional drill program is planned to begin in H2, with 4,400 metres planned.

REGULATORY MATTERS

As previously disclosed, the Company has been reviewing potential criminal activity involving its Camino Rojo mine in Mexico. With the assistance of external counsel, the Company has substantially completed that review. Previously, the Company voluntarily notified the Office of the Attorney General in Mexico, the Royal Canadian Mounted Police in Canada, and the Department of Justice in the United States regarding this matter and is cooperating with authorities. Other governmental agencies could become involved in the future.

Additionally, on March 26, 2026, a Rapid Response Labor Mechanism (“RRM”) panel established under the Canada-U.S.-Mexico Agreement (“CUSMA”) published its final determination regarding certain labour matters at Camino Rojo. The panel found a denial of workers’ rights to freedom of association and collective bargaining at Camino Rojo. While acknowledging prior remediation by the Company in coordination with the Government of Mexico, the panel also recommended additional actions to safeguard labour rights at the mine. The Company is engaging constructively with government authorities to address the Panel’s recommendations and does not currently expect such remedial actions to have a material adverse impact on Camino Rojo’s operations.

It is premature for the Company to anticipate the timing, conclusions, outcome, or impact of these matters. Legal claims, civil and criminal penalties, other remedies imposed by governmental agencies, or reputational damage resulting from these matters could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company is committed to operating in accordance with the highest ethical standards and conducting business in an honest and transparent manner that complies with applicable laws, its Code of Business Conduct and Ethics, and other applicable policies. The Company is also committed to respecting labour rights and ensuring that its practices fully align with both applicable laws and international standards.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

C.	SOUTH RAILROAD PROJECT (SOUTH CARLIN COMPLEX), NEVADA, USA

The South Railroad Project is located along the Pinon Mountain range, approximately 24 kilometers south-southeast of Carlin, Nevada, in the Railroad mining district. South Railroad is part of Orla’s South Carlin Complex, a highly prospective land package totaling approximately 25,000 hectares. The project is a feasibility-stage, open-pit heap-leach gold development asset.

During 2025, Orla advanced the South Railroad Project across all key workstreams, including federal and state permitting, engineering and feasibility activities, exploration, and community engagement. The year marked a transition from pre-permitting preparation to formal environmental review under the National Environmental Policy Act (“NEPA”), while engineering work progressed toward construction-decision readiness.

PERMITTING

The South Railroad Project is situated on federal land and is being permitted under the oversight of the US Bureau of Land Management (“BLM”) in accordance with NEPA. A significant milestone was achieved on August 13, 2025, when the BLM published the Notice of Intent (“NOI”) in the Federal Register, formally initiating the Environmental Impact Statement (“EIS”) process.

Public scoping meetings were held in early September 2025, and no substantive comments were received that required additional baseline studies or alternative development scenarios. The administrative draft EIS advanced through agency review during the fourth quarter, with comments due in December 2025. Orla is targeting a Record of Decision (“ROD”) in Q3 2026, following completion of the EIS process.

The BLM is conducting consultation with the U.S. Fish and Wildlife Service (“USFWS”) pursuant to Section 7 of the Endangered Species Act (“ESA”). The USFWS deemed the ESA Consultation Package complete on January 23, 2026, which initiated the 90-day Consultation period that concluded on April 23, 2026. A Biological Assessment has been prepared and shared with the USFWS to support this process. Following the close of the consultation period, the 45-day timeframe for USFWS to finalize its Biological Opinion has commenced and is expected to conclude on or about June 7, 2026. The timing of USFWS consultation represents the primary permitting schedule risk and is being actively managed.

During 2025, South Railroad transitioned from participation in the FAST-41 transparency process to full designation as a FAST-41 Covered Project. FAST-41 coverage provides enhanced coordination, transparency, and schedule certainty for major federal infrastructure projects, with permitting milestones tracked through the Federal Permitting Improvement Steering Council dashboard.

The U.S. Army Corps of Engineers (“ACOE”) Section 404 permit application, covering wetland and surface disturbance impacts, is ongoing with the review of the compensatory mitigation plan. The final permit issuance of the Section 404 permit is expected to align with the BLM’s Record of Decision with the permitting milestone transparently tracked on the FAST-41 project dashboard.

At the State level, the project has received Class I and II Air Operating Permits. Water-related permits, including the Water Pollution Control Permit and the National Pollutant Discharge Elimination System (“NPDES”) discharge permit, are under review by the Nevada Division of Water Resources and associated agencies.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

PROJECT CONSTRUCTION

DETAILED DESIGN WORK

Orla continued to advance engineering, procurement, and construction readiness activities during the first quarter of 2026, with support from M3 Engineering & Technology, serving as the Engineering, Procurement, and Construction Management (“EPCM”) contractor.

During the quarter, we issued purchase orders for critical long-lead equipment, including the ADR plant, crushing systems, and generators to support long-term site power requirements. In addition, we awarded contracts for the mine water treatment plant and Limited Notices to Proceed were issued for major civil works, including necessary upgrades to the site access road. Limited Notices to Proceed were also issued for key mobile mining equipment.

By the end of Q1 2026, overall engineering progress was 41% complete. The project team continued to advance detailed design for key project facilities while maintaining ongoing support for permitting efforts.

Our teams completed the optimized Feasibility Study, which was approved by the Board of Directors, and publicly disclosed in January 2026. The Board also authorized the commencement of construction-related expenditures covering detailed engineering, procurement, and early execution activities. Full-scale construction remains contingent upon receipt of all required permits. Collectively, these efforts position the South Railroad Project to transition efficiently into execution upon issuance of the Record of Decision.

OUTLOOK

Following the publication of the NOI and advancement of the EIS process, South Railroad entered a new phase of project maturity in 2025. Orla expects to continue progressing permitting, engineering, and procurement activities through 2026, with a targeted Record of Decision in Q3-2026 and a potential construction start promptly thereafter. First gold production is currently targeted for 2028, subject to permitting and construction timelines.

EXPLORATION

Orla’s South Carlin Complex is one of the largest contiguous land positions along the prolific Carlin Trend, presenting strong potential for additional growth and gold discoveries beyond currently defined reserves and resources.

The 2026 exploration drilling program is planned to commence in Q2 2026 and will focus on potential pit extensions at Pinion, Dark Star and Jasperoid Wash to support resource and reserve growth and assess opportunities to extend mine life, as well as advancing oxide targets and mineralized zones proximal to the South Railroad development area.

SUSTAINABILITY AND COMMUNITY ENGAGEMENT

Community engagement and sustainability remained integral to South Railroad’s advancement during 2026. Orla maintained active engagement with local stakeholders, including business, educational, agricultural and water organizations.

During the first quarter, Orla maintained ongoing communication with key stakeholders, providing regular updates on project progress. As permitting activities advanced, engagement efforts also focused on strengthening Orla’s presence in the region through targeted recruitment initiatives, including the posting of new positions and the hiring of critical roles to support operational readiness.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

Orla continued to collaborate with local partners to support community development initiatives. These efforts included contributing volunteer time, evaluating scholarship applications for graduating seniors, donations to local organizations, and advancing partnerships on projects designed to deliver long-term community benefits.

As detailed engineering design progresses, the project team is actively identifying and evaluating opportunities to further reduce potential impacts. Key focus areas include improving power efficiency, reducing noise levels, and minimizing the overall environmental footprint of project activities.

D.	OTHER PROJECTS - CERRO QUEMA PROJECT, PANAMA

The Cerro Quema Project is located on the Azuero Peninsula in the Los Santos Province of Southwestern Panama, about 45 km southwest of the city of Chitre.

In July 2024, the Company filed a Request for Arbitration with the Government of Panama under the Free Trade Agreement between Canada and Panama (the “FTA”). The Request for Arbitration asserted that measures taken by Panama, including the passage of Law 407 and the retroactive cancellation of the Company’s concessions, constituted violations of Panama’s legal obligations under the FTA and customary international law.

The arbitration is being facilitated and administered by the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, DC, under its Arbitration Rules. A tribunal for the arbitration has been constituted, and the Company filed its written submissions (referred to as its Memorial on Liability and Quantum) at the end of March 2025. This filing included a claim for damages of approximately US$400 million, plus pre-award and post-award interest. On March 11, 2026, Panama filed its Counter-Memorial on Liability and Quantum.

See the Annual Information Form for additional detail on the background and procedural status of the arbitration.

Although the Company intends to vigorously pursue these legal remedies, the Company’s preference is a constructive resolution with the Government of Panama that results in a positive outcome for all stakeholders.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

IV.            NON-GAAP MEASURES

We have included herein certain performance measures (“non-GAAP measures”) which are not specified, defined, or determined under generally accepted accounting principles (“GAAP”). These non-GAAP measures are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, we use such measures to provide additional information, and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with GAAP. In this section, all currency figures in tables are in thousands, except per-share and per-ounce amounts.

AVERAGE REALIZED GOLD PRICE

Average realized gold price per ounce sold is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold. The Company believes the measure is useful in understanding the gold price realized by the Company throughout the period.

	Q1 2026	Q1 2025
Revenue	$378,880	$140,670
Silver sales	(5,846)	(5,533)
Gold sales	373,034	135,137
Ounces of gold sold	81,540	46,356
AVERAGE REALIZED GOLD PRICE	$4,575	$2,915

During Q1 2026, Orla delivered 12,074 gold ounces under the gold pre-payment arrangements. These ounces were recognized at an average gold price of $2,968 per ounce and are reflected in the totals above.

NET CASH

Net cash is calculated as cash and cash equivalents and short-term investments less total debt adjusted for unamortized deferred financing charges at the end of the reporting period. This measure is used by management to measure the Company’s debt leverage. The Company believes that in addition to conventional measures prepared in accordance with IFRS, net cash is useful to evaluate the Company’s leverage and is also a key metric in determining the cost of debt.

	March 31, 2026	December 31, 2025
Cash	$427,349	$420,776
less: face value of revolving facility	(60,000)	(90,000)
less: face value of term facility	(90,000)	(95,000)
less: face value of convertible notes	(181,300)	(200,000)
NET CASH	$96,049	$35,776

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

LIQUIDITY

Liquidity is defined as cash and cash equivalents plus undrawn amounts available under the Company’s credit facilities, and is a measure of the Company’s financial flexibility and ability to meet its obligations as they come due. This measure provides a more comprehensive view of funds readily available to support operations, capital expenditures, and other commitments than cash alone. We believe Liquidity is useful to investors as it reflects the Company’s total available sources of funding without the need to raise additional external capital.

	March 31, 2026	December 31, 2025
Cash	$427,349	$420,776
Undrawn amounts on credit facilities	90,000	60,000
LIQUIDITY	$517,349	$480,776

ADJUSTED EARNINGS AND ADJUSTED EARNINGS PER SHARE

Adjusted earnings excludes unrealized foreign exchange, changes in fair values of financial instruments, impairments and reversals due to net realizable values, restructuring and severance, and other items which are significant but not reflective of the underlying operational performance of the Company. We believe these measures are useful to market participants because they are important indicators of the strength of our operations and the performance of our core business.

	Q1 2026	Q1 2025
Net income (loss) for the period	$75,405	$(69,832)
Change in fair values of financial instruments	46,650	80,725
Unrealized foreign exchange	291	2,565
One-time Musselwhite acquisition costs	—	10,215
Increased costs from inventory fair value adjustment	—	9,769
Panama arbitration costs	982	—
Mexico site review	5,365	—
Share based compensation related to PSUs	—	2,096
Accretion of deferred revenue	5,980	3,050
ADJUSTED EARNINGS	$134,673	$38,588

Millions of shares outstanding – basic	344.2	322.4
Adjusted earnings per share – basic	$0.39	$0.12

Companies may choose to expense or capitalize costs incurred while a project is in the exploration and evaluation phase. Our accounting policy is to expense these exploration costs. To assist readers in comparing against companies which capitalize their exploration costs, we advise that included within Orla’s net income for each period are exploration and project costs which were expensed, as follows:

	Q1 2026	Q1 2025
Exploration & evaluation expense	$6,032	$8,879

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

FREE CASH FLOW

Free Cash Flow is calculated as cash flow from operating activities net of additions to property, plant and equipment, and expenditures on mine development. The Company believes market participants use Free Cash Flow to evaluate the Company’s operating cash flow capacity to meet non-discretionary outflows of cash. Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS Accounting Standards.

Included within the figures for the three months ended March 31, 2025, is $360.8 million received under the gold prepay arrangement.

	Q1 2026	Q1 2025
Cash flow from operating activities	$112,388	$411,465
Purchases of plant and equipment	(19,398)	(10,731)
Expenditures on mineral properties	(30,122)	(6,932)
FREE CASH FLOW	$62,868	$393,802

EXPLORATION AND PROJECT DEVELOPMENT COSTS

Exploration and project development costs are calculated as the sum of costs related to exploration and to project development. Some of these costs have been expensed, while some of these have been capitalized, in accordance with our accounting policies. We believe this measure combining the two provides a more fulsome understanding to readers of the level of expenditures incurred on these activities during the period.

	Q1 2026	Q1 2025
Exploration and evaluation expense	$6,032	$8,879
Expenditures on mineral properties and deferred stripping costs capitalized	30,122	6,932
EXPLORATION AND PROJECT DEVELOPMENT	$36,154	$15,811

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

CASH COST PER OUNCE, AND ALL-IN SUSTAINING COST (“AISC”) PER OUNCE

Cash cost per ounce is calculated by dividing the sum of operating costs and royalty costs, net of by-product silver credits, by ounces of gold sold. All-in Sustaining Cost is a performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated November 14, 2018. Management believes that these two measures are useful to market participants in assessing operating performance and the Company's ability to generate free cash flow from current operations.

	Three months ended March 31, 2026				Three months ended March 31, 2025
USD 000's	Camino Rojo	Mussel- white	Corporate	Total	Camino Rojo	Mussel- white[1]	Corporate	Total
Cost of sales - operating costs	$21,990	$73,417	$—	$95,407	$20,983	$—	$—	$20,983
Cost of sales - royalties	2,630	9,817	—	12,447	2,765	—	—	2,765
Silver sales	(5,255)	(591)	—	(5,846)	(5,533)	—	—	(5,533)
Cash costs	19,365	82,643	—	102,008	18,215	—	—	18,215
Office and administration	—	—	6,116	6,116	—	—	5,587	5,587
Share based payments expense	28	276	3,985	4,289	30	—	1,093	1,123
Accretion of ARO	190	839	—	1,029	120	—	—	120
Amortization of site closure asset	52	819	—	871	150	—	—	150
Purchase of equipment - sustaining	687	4,327	—	5,014	450	—	—	450
Capitalized development - sustaining	—	15,577	—	15,577	—	—	—	—
Lease payments - sustaining	177	893	—	1,070	138	—	—	138
All-in Sustaining Costs ("AISC")	$20,499	$105,374	$10,101	$135,974	$19,103	$—	$6,680	$25,783

Ounces of gold sold	17,436	64,104		81,540	30,512	—		30,512

Cash cost per ounce sold	$1,111	$1,289		$1,251	$597	N/A		$597
AISC per ounce sold	$1,176	$1,644		$1,668	$626	N/A		$845

1 The Musselwhite Mine was acquired on February 28, 2025. Orla management concluded it would not be meaningful to readers to present cash costs and AISC for Musselwhite Mine for the one month period ended March 31, 2025.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

V.            SUMMARY OF QUARTERLY RESULTS

Production and sales of gold during each of the last eight quarters was as follows:

	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Ounces gold produced	81,206	95,405	79,645	77,811	47,759	26,531	43,788	33,206
Ounces gold sold	81,540	92,889	78,857	78,909	46,356	33,288	38,265	34,875

The figures in the following table are derived from the unaudited consolidated financial statements of the Company which were prepared in accordance with IFRS Accounting Standards, or IAS 34 thereof.

$ thousands	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Revenue	$378,880	$378,491	$274,973	$263,747	$140,670	$92,763	$99,307	$84,570
Cost of sales, including DD&A	(155,582)	(150,748)	(143,692)	(132,738)	(68,416)	(32,933)	(34,572)	(30,197)
Earnings from mining operations	223,298	227,743	131,281	131,009	72,254	59,830	64,735	54,373

Exploration & project expense	(6,032)	(12,272)	(12,780)	(9,412)	(8,879)	(9,549)	(13,653)	(6,649)
Office and administrative	(1,267)	(1,529)	(1,252)	(1,179)	(1,231)	(1,107)	(1,033)	(875)
Professional fees	(7,034)	(9,331)	(5,171)	(3,913)	(11,355)	(1,593)	(1,159)	(1,028)
Regulatory and transfer agent	(350)	(17)	(155)	(72)	(475)	(156)	(43)	(49)
Salaries and wages	(2,830)	(2,926)	(2,005)	(2,737)	(2,741)	(2,278)	(1,783)	(1,926)
Depreciation	(174)	(176)	(136)	(110)	(120)	(33)	(121)	(126)
Share based payments	(4,386)	(3,495)	(1,082)	(1,581)	(3,318)	(1,849)	(712)	(835)
Fair value adjustments on financial instruments	(46,650)	(45,270)	(16,740)	(3,000)	(80,725)	3,138	—	—
Foreign exchange and other	(1,080)	(1,729)	(441)	(4,281)	(2,443)	2,946	2,276	2,080
Interest and finance income (costs)	(9,880)	(12,826)	(14,192)	(15,169)	(4,974)	806	170	3,648
Tax expense	(68,210)	(58,930)	(28,054)	(41,343)	(25,825)	(24,068)	(27,533)	(24,348)
Net income (loss)	$75,405	$79,242	$49,273	$48,212	$(69,832)	$26,087	$21,144	$24,265

Net income (loss) per share (basic)	$0.22	$0.23	$0.15	$0.15	$(0.22)	$0.08	$0.07	$0.08
Net income (loss) per share (diluted)	$0.20	$0.21	$0.14	$0.13	$(0.22)	$0.08	$0.06	$0.07

REVENUE AND COST OF SALES

Commencing Q1 2025, gold sales increased following the acquisition of Musselwhite Mine. Since Q2 2025 to Q1 2026, gold sales have averaged about 83,000 ounces per quarter. Over the period Q2 2024 to Q1 2026, the price realized per ounce has increased from about US$2,300 per oz to over US$4,500 per oz, consistent with the increase in the price of gold.

Cost of sales has increased over time as a result of higher ounces sold, higher reagent consumption due to higher lifts on the leach pads at Camino Rojo, and increased labour rates due to routine inflationary adjustments at Camino Rojo and Musselwhite.

ADMINISTRATIVE COSTS

Over the last eight quarters, administrative costs and professional fees have increased in conjunction with higher levels of corporate activity, primarily driven by Sarbanes–Oxley compliance requirements, including expanded staffing, implementation of new software systems, and elevated audit-related costs, as well as the addition of ESG-focused personnel. Professional fees during 2025 and Q1 2026 were higher than typical periods due to expenditures associated with the acquisition of the Musselwhite Mine and the Mexico internal site review.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

SHARE BASED PAYMENTS

Share-based payment expenses mainly depend on the number of stock options, RSUs, DSUs, and PSUs vesting each quarter. Grants usually occur in the first quarter, making expenses higher during that period. In 2023, we introduced PSU’s which are marked to market each quarter, and therefore drive volatility in share based payments expense.

INTEREST AND FINANCE COSTS

Interest and financing costs are primarily related to obligations arising from our acquisition of the Musselwhite Mine.

We repaid the entire Revolving Facility in Q4 2024. Consequently, interest and finance costs trended lower over the subsequent quarter. Commencing late Q1 2025, following the acquisition of Musselwhite Mine, interest and finance costs have increased again due to the drawdown of the increased credit facility, entering into the gold prepay arrangement, and the issuance of interest-bearing convertible notes.

TAX EXPENSE

As is the case for mining companies operating in Mexico, the Company is subject to the Special Mining Duty (“SMD”) in addition to corporate income tax. The SMD rate increased from 7.5% to 8.5% in 2025. Beginning in Q1 2025, following the acquisition of the Musselwhite Mine in Canada, the Company’s corporate tax expense and Ontario mining tax expense further increased to reflect profitable operations from Musselwhite.

FAIR VALUE ADJUSTMENTS ON FINANCIAL INSTRUMENTS

As a result of the financings related to the purchase of the Musselwhite Mine, the Company has several new financial instruments. Movements in fair value of these financial instruments are recorded in profit or loss, and are driven by changes in gold price, Orla’s stock price, the implied volatility of Orla’s stock price, and USD/CAD exchange rates. Further details about our financial instruments are provided in the accompanying financial statements.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

VI.            THREE MONTHS ENDED MARCH 31, 2026

The following commentaries are based on accompanying (i) unaudited consolidated financial statements for the three months ended March 31, 2026, and (ii) audited consolidated financial statements for the year ended December 31, 2025, each of which were prepared in accordance with IFRS Accounting Standards.

BALANCE SHEET

Comparison of balance sheets at March 31, 2026 to December 31, 2025.

	Mar 31, 2026	Dec 31, 2025
Cash	$427,349	$420,776
Other current assets	166,115	150,344
Property, plant and equipment	1,325,921	1,320,739
Exploration and evaluation properties	181,948	181,948
Other long term assets	6,110	4,526

Current liabilities	562,298	529,841
Long term debt	286,073	335,735
Deferred revenue	141,932	175,647
Site closure provisions	106,169	106,848
Other long term liabilities	254,543	274,108

Cash. The increase in cash since last year end was substantially driven mostly by $235 million from mining operations, offset by $119 million in tax payments, $50 million in capital expenditures, $30 million in voluntary debt principal payments, $5 million in mandatory debt principal payments, $20 million for the first contingent payment to Newmont, and $12 million in general and administrative costs. The remainder was primarily changes in working capital.

Current liabilities. The increase in current liabilities was driven substantially by $47 million increase in derivative liabilities (primarily the warrants which are a financial liability but will not be settled in cash) driven by the Company’s increased stock price. Increases in trade payables were offset substantially by decreases in taxes payable. An increase in current liabilities of $19 million related to contingent consideration was offset by a cash payment of $20 million extinguishing that portion of the liability.

Long term debt. The decrease in long term debt was driven primarily by $35 million in principal payments and $16 million of conversions of the convertible notes. The remainder was accretion and interest charges.

Deferred revenue. The decrease was driven by scheduled deliveries of gold into the prepay arrangement.

Site closure provisions. Changes in cost estimates were substantially offset by accretion during the period.

Other long term liabilities. The decrease in other long term liabilities was due primarily to $19 million of contingent consideration liability being reclassified to current liabilities.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

INCOME FOR THE QUARTER

$ thousands	Q1 2026	Q1 2025
Revenue	$378,880	$140,670
Cost of sales, including DD&A	(155,582)	(68,416)
Earnings from mining operations	223,298	72,254

Exploration & project expense	(6,032)	(8,879)
General and administrative	(11,481)	(15,802)
Interest income	3,834	1,825
Share based payments	(4,386)	(3,318)
Interest and accretion expense	(13,714)	(6,799)
Fair value adjustments on financial instruments	(46,650)	(80,725)
Foreign exchange and other	(1,254)	(2,563)
Tax expense	(68,210)	(25,825)
Net income (loss)	$75,405	$(69,832)

Revenues. Revenues during Q1 2026 included three full months of sales from Musselwhite Mine Ltd, while Q1 2025 includes only one month of Musselwhite sales. Average realized prices were also greater in Q1 2026 than Q1 2025 – refer the section entitled “Non GAAP measures” in this MD&A.

Cost of sales. Production costs during Q1 2026 included three full months of production from Musselwhite Mine, while Q1 2025 includes only one month of Musselwhite costs. Costs per ounce sold were greater in Q1 2026 than Q1 2025 due to a lower number of ounces produced at Camino Rojo in Q1 2026 than Q1 2025. This was driven by lower grades due to the mine sequencing in the quarter.

General and administrative. Professional fees in Q1 2025 included transaction costs of $10.2 million related to the Musselwhite Mine acquisition – no such costs occurred in Q1 2026. Professional fees in Q1 2026 included costs related to the Mexico site review of $5.4 million.

Fair value adjustments on financial instruments. The fair value adjustment in Q1 2026 on financial instruments consisted primarily of a charge of $50.1 million against the warrant liability offset by $4.0 million against the redemption right (both driven primarily by the Company’s increased share price), and a charge of $0.5 million against the contingent consideration liability (driven primarily by increased average gold price). The fair value adjustment in Q1 2025 on financial instruments consisted primarily of a charge of $47.0 million against the warrant liability offset by $4.0 million against the redemption right (both driven primarily by the Company’s increased share price during that period), and a charge of $11.0 million against the contingent consideration liability (driven primarily by increased average gold price), and a charge of 26.7 million against the gold forward contracts which were closed out in that quarter.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

CASH FLOWS

	Three months ended March 31
	2026	2025	Commentary
Cash flow from operating activities	$112,388	$411,465	In Q1 2025, the initial $384.4 million received pursuant to the gold prepay arrangement was presented as cash flow from operating activities.

Cash flow from (used in) investing activities	(60,104)	(815,549)	The significant cash outflow in Q1 2025 was due to the acquisition of Musselwhite Mine.

Cash flow from (used in) financing activities	(44,431)	427,479	The significant cash inflow in Q1 2025 was primarily due to the drawdown of the credit facility and the issuance of convertible notes which were all used to acquire the Musselwhite Mine.

VII.            LIQUIDITY

At March 31, 2026, the Company has a revolving facility with a maturity date of August 27, 2027, and a term facility with a maturity date of February 26, 2028.

As of the date of this MD&A, the following amounts were outstanding –

•	$30 million on our revolving credit facility

•	$90 million term loan, and

•	$181.3 million in senior unsecured convertible notes

As of the date of this MD&A, we have obligations to deliver a total of 88,542 ounces of gold over a remaining 22-month period, to a syndicate of lenders.

Our current liabilities of approximately $562 million include $209 million of warrants which if exercised by the warrant holders will be settled in common shares, not cash. However, they are required to be presented as current liabilities under IAS 32 «Financial Instruments: Presentation» because they are financial instruments which may be settled at the holder’s option. Current liabilities also include approximately $129 million of deferred revenue which will be settled by the delivery of gold produced from the Company’s mines.

EXPECTED SOURCES OF CASH

We expect to fund the operating costs and the operating and strategic objectives of the Company over the next twelve months with existing cash on hand and metal sales, although we may also receive proceeds from exercises of options and warrants over that time.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

CONTRACTUAL OBLIGATIONS

$ millions	Payments due by period
As at March 31, 2026	Total	12 months or less	13 months to 36 months	37 months to 60 months	After 60 months
Purchase commitments	$106	$87	$19	$—	$—
Trade payables and accrued liabilities	137	137	—	—	—
Other accruals	7	7	—	—	—
Lease commitments	17	7	9	1	—
Derivative liabilities	229	229	—	—	—
Convertible notes and related interest	213	8	16	189	—
Deferred revenue	271	129	133	—	9
Credit facility and related interest	165	30	135	—	—
Total contractual obligations	$1,145	$634	$312	$190	$9

note: small differences are due to rounding

VIII.            RELATED PARTY TRANSACTIONS

The Company’s related parties include:

•	Key management personnel, namely the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, Chief Sustainability Officer, the Senior Vice President Exploration, and members of the Board of Directors of the Company.

Salaries and short term incentives paid or accrued to key management personnel during Q1 2026 amounted to $0.5 million (Q1 2025 – $2.3 million). Fees paid to non-executive directors during Q1 2026 totalled $0.2 million (Q1 2025 – $0.1 million). During Q1 2026, the Company expensed $1.1 million in share-based payments to key management personnel and directors (Q1 2025 – $0.9 million).

IX.            CAPITAL RESOURCES

As of the date of this MD&A, the Company had available to it the following capital resources.

CASH

Approximately $427 million as of March 31, 2026

CREDIT FACILITY

$150 million under a revolving credit facility and a $100 million term facility with a syndicate of lenders.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

As of the date of this MD&A, the term facility had been fully drawn and $90.0 million remains outstanding, and the revolving facility has $120.0 million in undrawn amount.

GOLD PREPAY ARRANGEMENT

As of the date of this MD&A, the Gold Prepay had been fully funded by the banks and the Company has delivered 39% of the total ounces deliverable pursuant to this Arrangement.

CONVERTIBLE NOTES

Concurrent with the acquisition of the Musselwhite Mine, the Company issued Convertible Notes in an aggregate principal amount of $200 million. As of the date of this MD&A, a total of $181.3 million of the convertible notes remains outstanding.

WARRANTS

As of the date of this MD&A, the Company had approximately 30.9 million warrants outstanding, substantially as follows:

•	7.9 million exercisable at C$3.00 until December 18, 2026, and

•	23.0 million exercisable at C$11.50 until February 28, 2030

Refer to section VII - LIQUIDITY above for current outstanding amounts in respect of the revolving facility, the term facility, and the senior unsecured convertible notes. Refer to the notes of the accompanying unaudited condensed interim consolidated financial statements for the three months ended March 31, 2026 for details on payments and accruals during the period.

EQUITY

The Company filed a base shelf prospectus on September 15, 2025, which is valid for 25 months.

X.            OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had the following equity securities outstanding:

•	345,991,997 common shares

•	30,909,528 warrants

•	2,241,744 stock options

•	500,000 bonus shares

•	844,875 restricted share units

•	878,764 deferred share units

Further there are $181.3 million in senior unsecured convertible notes, which if all were converted could result in the issuance of 32.1 million common shares of the Company.

Further details about these potentially issuable securities are provided in the notes to the accompanying unaudited condensed interim consolidated financial statements for the three months ended March 31, 2026.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

XI.            OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements requiring disclosure under this section.

XII.           PROPOSED TRANSACTIONS

There are no proposed transactions requiring disclosure under this section.

XIII.          CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

IFRS 18, PRESENTATION AND DISCLOSURE IN FINANCIAL STATEMENTS

In April 2024, the IASB issued a new IFRS 18 “Presentation and Disclosure in Financial Statements” replacing IAS 1. The new guidance is expected to improve the usefulness of information presented and disclosed in the financial statements of companies. IFRS 18 introduces the following key changes:

•	IFRS 18 introduces a defined structure for the statement of income (loss) composed of operating, investing, financing categories with defined subtotals, such as operating earnings (loss), earnings (loss) before financing and income taxes and net earnings (loss) for the year. The new guidance also requires disclosure of expenses in the operating category by nature, function or a mix of both on the face of the statement of income (loss).

•	Disclosures on management defined performance measures (“MPMs”) - IFRS 18 requires companies to disclose definitions of company-specific MPMs that are related to the statement of income (loss) and provide reconciliations between the MPMs and the most similar specified subtotals within the statement of income (loss) in a single note.

•	Aggregation and disaggregation (impacting all primary financial statements and notes) - IFRS 18 sets out enhanced guidance on the principles of how items should be aggregated based on shared characteristics. The changes are expected to provide more detailed and useful information to investors.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted.

As of the date of this MD&A, we have

(1)	Identified the key impacts on the structure of our income statement, including mapping of current line items to operating, investing, and financing categories. We have identified line items which will require greater levels of analysis to meet the standard.

(2)	Identified existing non-GAAP and supplementary measures (eg cash costs, AISC, adjusted earnings and others) and have commenced an assessment of which of them may meet the definition of MPMs and will therefore require reconciliation and disclosure.

(3)	Prepared draft pro forma income statements under IFRS 18, including the new required subtotals, and have commenced evaluating our presentation of expenses by nature vs function.

(4)	Commenced an evaluation of whether our current ERP and reporting systems can capture the required disaggregation and support MPM reconciliations.

Over the coming quarters, we expect to complete these activities, including further refinement of financial statement presentation, finalize our management-defined performance measures, and continue our evaluation of system and data requirements. We plan to assess the impact of IFRS 18 on our internal controls over financial reporting as part of our implementation process.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

While we do not expect IFRS 18 to have a material impact on the Company’s financial position, results of operations, or cash flows, we expect changes to the presentation of our income statement and we expect expanded disclosures upon adoption.

XIV.            CRITICAL ACCOUNTING ESTIMATES

In preparing the accompanying consolidated financial statements, we have made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

We review estimates and their underlying assumptions on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgements, estimates, and assumptions that we have made in applying accounting policies that have the most significant effects on the amounts recognized in the accompanying unaudited condensed interim consolidated financial statements are presented in our audited financial statements for the year ended December 31, 2025.

XV.            FINANCIAL INSTRUMENTS

In the normal course of business, the Company is inherently exposed to certain financial risks, including market risk, credit risk, and liquidity risk, through its use of financial instruments. The timeframe and the way we manage these risks varies based upon our assessment of these risks and available alternatives for mitigation.

We do not ordinarily acquire or issue derivative financial instruments for trading or speculative purposes. All transactions undertaken are to support our operations.

XVI.            INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada and Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934 in the United States.

The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Due to its inherent limitations, ICFR may not prevent or detect all misstatements.

There were no changes in the Company’s ICFR during the three months ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

XVII.            CAUTIONARY NOTES

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This MD&A has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ in some material respects from the disclosure requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources”, “indicated mineral resources”, “measured mineral resources” and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards on Mineral Resources & Mineral Reserves adopted by the CIM Council on May 10, 2014 (the “CIM Definition Standards”). The definitions of these terms, and other mining terms and disclosures, differ from the definitions of such terms, if any, for purposes of the SEC’s disclosure rules for domestic United State issuers (the “SEC Rules”), including the requirements of the SEC in Regulation S-K Subpart 1300 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information and other technical information contained herein may not be comparable to similar information disclosed by United States companies subject to the SEC’s reporting and disclosure requirements for domestic United States issuers.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured mineral resources, indicated mineral resources or inferred mineral resources, these mineral resources may never be upgraded to proven mineral reserves and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of the Company’s measured mineral resources, indicated mineral resources or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, the business operations and financial performance and condition. Forward-looking information is provided as of the date of such documents only and the Company does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Forward-looking statements include, but are not limited to, statements regarding: the Company’s 2026 guidance, including production, expenditures, cash costs, and AISC; proposed exploration plans and the expected results, cost, and timing thereof; statements based on exploration and metallurgical results; the payment and timing of future dividends; timelines for receipt of any required agreements, approvals, or permits, including the timing of permitting, construction, and production at South Railroad; the prospectivity and development of the Company’s projects; mine life extension; mineral resource and reserve growth and updates; the timing of a Pre-Feasibility Study for the Camino Rojo underground project; statements regarding the Company’s review of potential criminal activity involving Camino Rojo and the RRM panel determination, including potential impacts to the Company and the Company’s remediation efforts; the Company’s expectations regarding liquidity, financial flexibility, and the ability to fund operations and planned expenditures; and the Company’s objectives and strategies. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved (or the negative of any of these terms and similar expressions)) are not statements of fact and may be forward-looking statements.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance, or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, future price of gold and silver; anticipated costs and the Company’s ability to fund its programs; the Company’s ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company’s ability to secure and to meet obligations under property agreements, including the Layback Agreement with Fresnillo plc; that all conditions of the Company’s credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company’s mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company’s ability to operate in a safe, efficient, and effective manner; the Company’s ability to obtain financing as and when required and on reasonable terms; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company’s indebtedness and gold prepayment; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of preliminary economic assessments, pre-feasibility and feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions and tariff risks; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company’s limited operating history; litigation risks; the Company’s ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; risks related to the Company’s foreign subsidiaries; risks related to the Company’s accounting policies and internal controls; the Company’s ability to satisfy the requirements of Sarbanes–Oxley Act of 2002; enforcement of civil liabilities; the Company’s status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; the Company’s significant shareholders; gold industry concentration; shareholder activism; and other risks associated with executing the Company’s objectives and strategies.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below, and in the section entitled “Risk Factors” in the Annual Information Form, for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this MD&A only and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company’s filings with Canadian securities regulatory agencies, which can be viewed online under the Company’s profile on SEDAR+ at www.sedarplus.ca and the Company’s documents filed with, or furnished to, the SEC, which are available through EDGAR at www.sec.gov.

XVIII.            RISKS AND UNCERTAINTIES

For more extensive discussion on risks and uncertainties, refer to the Annual Information Form for additional information regarding these risks and other risks and uncertainties in respect of the Company's business and share price.

The risks described below are not the only risks and uncertainties that the Company faces. Although the Company has done its best to identify the risks to its business, there is no assurance that it has captured every material or potentially material risk and the risks identified below may become more material to the Company in the future or could diminish in importance. Additional existing risks and uncertainties not presently identified by the Company, risks that the Company currently does not consider to be material, and risks arising in the future could cause actual events to differ materially from those described in the Company's forward-looking information, which could materially affect the Company's business, results of operations, financial condition, and Company’s share price.

ESTIMATES OF MINERAL RESOURCES AND MINERAL RESERVES AND PRODUCTION RISKS

The figures for mineral reserves and mineral resources contained in the Company’s public disclosure record are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized, or that mineral reserves or mineral resources will be mined or processed profitably. The Company cannot give any assurance that such estimates will be achieved. Failure to achieve such estimates could have an adverse impact on the Company’s future cash flows, profitability, results of operations, and financial condition.

Until a deposit is actually mined and processed, the quantity of metal and grades must be considered as estimates only. Actual mineral reserves or mineral resources may not conform to geological, metallurgical, or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. It is inherently impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Failure to identify such occurrences in the Company’s assessment of mineral reserves and mineral resources may have a material adverse effect on the Company’s future cash flows, results of operations, and financial condition.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

INDEBTEDNESS AND GOLD PREPAY

As of the date of this MD&A, the Company had indebtedness and delivery obligations under a gold prepayment facility as discussed above in section VII LIQUIDITY. This indebtedness and the gold prepay obligations will impact the portion of the Company’s cash flow available for other business opportunities by (i) reducing the available cash flow, and (ii) allocating a significant portion of the remaining cash flow to service principal and interest payments. The Company’s ability to meet these obligations will depends on its future performance, which is subject to a variety of risks, including economic, financial, competitive, and other factors beyond its control. The Company may not generate cash flow from operations in the future sufficient to service debt and make necessary capital expenditures or produce sufficient gold ounces to meet its obligations under the gold prepayment. If the Company is unable to generate such cash flow or meet its gold delivery obligations, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt, or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance its indebtedness or the gold prepayment will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default. The terms of the documents required to consummate such indebtedness and gold prepayment require the Company to satisfy various affirmative and negative covenants and financial ratios. These covenants and ratios limit, among other things, the Company’s ability to incur further indebtedness, create certain liens on assets, engage in certain types of transactions, or pay dividends. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions, or dispositions or acquisitions of assets. Furthermore, a failure to comply with these covenants and ratios would likely result in an event of default under such agreements and may allow the lenders or providers to accelerate the Company’s obligations, which could materially and adversely affect the Company’s business, financial condition, and results of operations, as well as the market price of the Company’s securities.

EXPLORATION, DEVELOPMENT, AND PRODUCTION RISKS

The business of exploring for minerals, development, and mining involves a high degree of risk. The operations of the Company may be disrupted by a variety of risks and hazards normally encountered in the exploration, development, and production of precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, pit wall failures, flooding, and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life, and damage to tailings dams, property, and environmental damage, all of which may result in possible legal liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s activities that would have a material adverse effect on its business, financial condition, results of operations, and prospects. Further, the Company may be subject to liability or sustain losses in relation to certain risks and hazards against which it cannot insure or for which it may elect not to insure. The occurrence of operational risks and/or a shortfall or lack of insurance coverage could have a material adverse impact on the Company’s results of operations and financial condition.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience, and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore. Development projects have no operating history upon which to base estimates of future capital and operating costs. For development projects, mineral resource estimates and estimates of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility and pre-feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs, and economic returns could differ significantly from those estimated. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production can often occur.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

FOREIGN COUNTRY AND POLITICAL RISK

Certain of the Company’s mineral properties are located in Mexico and the United States. The Company is subject to certain risks as a result of conducting foreign operations, including, but not limited to: currency fluctuations; possible political or economic instability that may result in the impairment or loss of mineral titles or other mineral rights; opposition from environmental or other non-governmental organizations; government regulations relating to the mining industry; renegotiation, cancellation, or forced modification of existing contracts; expropriation or nationalization of property; changes in laws or policies or increasing legal and regulatory requirements including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies, and practices; uncertain political and economic environments; war, terrorism, narco-terrorist actions or activities, sabotage, and civil disturbances; delays in obtaining or the inability to obtain or maintain necessary governmental or similar permits or to operate in accordance with such permits or regulatory requirements; currency fluctuations; import and export regulations, including restrictions on the export of gold or other minerals; limitations on the repatriation of earnings; and increased financing costs. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business.

A significant portion of the Company’s operations are currently conducted in Mexico. Violence in Mexico is well documented and has, over time, been increasing. Conflicts between the drug cartels and violent confrontations with authorities are not uncommon. Other criminal activity, such as kidnapping and extortion, is also an ongoing concern. Many incidents of crime and violence go unreported, and efforts by police and other authorities to reduce criminal activity are challenged by a lack of resources, corruption and the pervasiveness of organized crime. Incidents of criminal activity can affect communities in the vicinity of the Company’s operations. Such incidents may prevent access to the Company’s mines or offices; halt or delay operations and production; result in harm to employees, contractors, visitors, or community members; increase employee absenteeism; create or increase tension in nearby communities; or otherwise adversely affect the Company’s ability to conduct business. Additionally, the Company’s security measures employed in response to criminal activities may give rise to further risks if not carried out consistently with international standards relating to the use of force and respect for human rights. The Company can provide no assurance that criminal activities and related security incidents, in the future, will not have a material adverse effect on its operations.

In addition, on February 20, 2025, the U.S. State Department designated certain criminal organizations as Foreign Terrorist Organizations (FTOs) and Specially Designated Global Terrorists (SDGTs) under applicable US anti-terrorism laws. On the same day, the Government of Canada designated a similar list of organizations as terrorist groups under Canadian criminal law. These designations included a number of cartels operating in Mexico and more specifically in the vicinity of the Company’s operations. The designations, which make it unlawful to provide material support or resources to the designated entities, further expose companies that transact with the designated entities to severe criminal, civil and regulatory consequences. Due to the pervasive presence of these criminal organizations in Mexico – as well as such groups’ use of threats of extortion, violence, or kidnapping – the Company’s policies, internal controls, security, and training may not be sufficient to address the risk of such organizations infiltrating the Company’s operations or third-party organizations, suppliers, vendors or other service providers. Failure to comply with U.S., Canadian or other similar foreign legislation could expose the Company and/or its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses, and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition, and results of operations. Likewise, any investigation of any potential violations by Canadian, U.S., or foreign authorities could also have an adverse impact on the Company’s business, financial condition, and results of operations. As a result, the Company faces a significant risk of liability from its operations in Mexico given the pervasive presence of the cartels in the region in which it operates.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

As previously disclosed, the Company is reviewing potential criminal activity at its Camino Rojo mine in Mexico. The Company has voluntarily notified the Office of the Attorney General in Mexico, the Royal Canadian Mounted Police in Canada and the Department of Justice in the United States and is cooperating with these authorities. For additional information, see section IV – Discussion of Operations – B. Camino Rojo, Mexico – Regulatory Matters.

The introduction of new tax laws, regulations, or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations, or rules in any of the countries in which the Company currently conducts business or in the future may conduct business, could result in an increase in taxes, or other governmental charges, duties, or impositions. No assurance can be given that new tax laws, rules, or regulations will not be enacted or that existing tax laws will not be changed, interpreted, or applied in a manner that could result in the Company being subject to additional taxation or that could otherwise have a material adverse effect on the Company.

New rules and regulations, or amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition, and results of operations.

The Company does not carry political risk insurance.

PERMITS AND LICENSES

The Company’s operations in each of the jurisdictions in which it operates are subject to receiving and maintaining permits (including environmental permits) from appropriate governmental authorities. Furthermore, prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. The Company can provide no assurance that necessary permits will be obtained, that previously issued permits will not be suspended for a variety of reasons, including through government or court action, or that delays will not occur in connection with obtaining all necessary permits, renewals of permits for existing operations, or additional permits for any possible future changes to operations, or additional permits associated with new legislation. In addition, the timing of permits is uncertain and processing times may be negatively affected by unforeseen circumstances. The Company can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which would materially adversely affect its operations.

GOVERNMENT REGULATION

The exploration, development, and mining activities of the Company are subject to various federal, provincial/state, and local laws governing prospecting, development, taxes, labour standards, toxic substances, and other matters. Exploration, development, and mining activities are also subject to various federal, provincial/state, and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage, and disposal of solid and hazardous waste. New rules and regulations, or amendments to current laws and regulations or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition, and results of operations.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

ENVIRONMENTAL RISKS AND HAZARDS

All phases of the Company’s mineral exploration, development, and mining operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that new regulations, laws, and permits, or future changes in environmental regulations, laws, and permits, or more stringent implementation thereof will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties. The Company may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from proceeding with planned exploration, development, or mining of mineral properties.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

SURFACE RIGHTS

There are four ejido communities in the vicinity of the main area of drilling at the Camino Rojo Project and other ejido lands cover most of the rest of the property. The lands that are used by the Company for the open pit mine and heap leach facility are subject to an expropriation agreement between the Company and the Ejido San Tiburcio. Currently, the Company has the legal possession of such lands until 2043. For exploration activities, the Company enters into temporary occupation agreements with the ejido communities, which allow the Company to use the surface of the lands for its mining activities for a set period of time. In Mexico, mining rights that are covered under a concession do not include direct ownership or possession rights over the surface, or surface access, and at any particular time the Company may be involved in negotiations with various ejido communities to enter into new temporary occupation agreements or other surface access agreements or amend existing agreements. Failure to reach new agreements or disputes regarding existing agreements may cause, blockades, suspension of operations, delays to projects, and, on occasion, may lead to legal disputes. Any such failure to reach new agreements or disputes regarding existing agreements may have a material adverse effect on the Company’s business.

Access to the Company’s South Railroad Project and certain mineral properties at the project are or will be governed by surface use agreements or other forms of access rights or agreements such as easements and rights-of-way. Failure to meet or otherwise satisfy required contractual obligations and make payments with respect to such agreements and rights or to otherwise obtain such agreements or rights may result in loss of access to the project or to certain mineral properties.

TITLE MATTERS

The acquisition of title to mineral tenures in Mexico, the United States and Canada is a detailed and time-consuming process. The Company cannot guarantee title to its mineral tenures and can provide no assurances that there are no title defects affecting its properties. Other parties may dispute title to any of the Company’s mineral properties and any of the Company’s properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected encumbrances or defects or governmental actions. Title to the Company’s properties may also be affected by undisclosed and undetected defects. If any claim or challenge is made regarding title, the Company may be subject to monetary claims or be unable to develop properties as permitted or to enforce its rights with respect to its properties.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

The Musselwhite Mine claims, tenures, leases, titles, and other real property may be subject to the rights or the asserted rights of various community stakeholders, including First Nations and other Indigenous peoples. The presence of community stakeholders may impact the Company’s ability to develop or operate the Musselwhite Mine or to engage in other related activities. Accordingly, the Musselwhite Mine is subject to the risk that one or more groups may oppose the continued operation, further development, or new development or exploration of the Musselwhite Mine. Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities at the Musselwhite Mine.

NATURAL DISASTERS, TERRORIST ACTS, HEALTH CRISES AND OTHER DISRUPTIONS AND DISLOCATIONS

Our activities may be adversely affected by natural disasters, terrorist acts, health crises and other disruptions and dislocations, whether those effects are local, nationwide, or global. Upon the occurrence of a natural disaster, pandemic, or upon an incident of war, riot, or civil unrest, the impacted country, and the overall global economy, may not efficiently and quickly recover from such an event, which could have a material adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics, outbreaks of new infectious diseases or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service, and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations, and other factors relevant to the Company.

COMMODITY PRICES

The profitability of mining operations is significantly affected by changes in the market price of gold and other minerals. The level of interest rates, the rate of inflation, world supply of these minerals and stability of exchange rates can all cause significant fluctuations in metal prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold and other minerals has fluctuated widely in recent years, and future serious price declines could cause commercial production to be impracticable.

UNKNOWN LIABILITIES IN CONNECTION WITH ACQUISITIONS

The Company has assumed certain liabilities and risks as part of its acquisitions, including Musselwhite. There may be liabilities or risks that the Company failed, or was unable, to discover in the course of performing due diligence investigations in connection with such acquisitions or for which the Company was not indemnified. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company’s financial position and results of operations.

GLOBAL FINANCIAL CONDITIONS AND TARIFFS

Global financial and political instability, including hostilities and military activity in various parts of the world, oil embargoes, trade sanctions, trade tariffs, credit risk, and high market volatility, continue to drive uncertainty and commodity price fluctuations. These external factors may impact demand for metals like gold and silver, credit availability, investor confidence, inflation, energy costs, tax rates, employment, interest rates, and overall financial market liquidity, all of which could adversely affect the Company’s operations and business conditions. These factors may also impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company’s operations and the price of the Common Shares could be adversely affected.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

In particular, the imposition of protectionist or retaliatory trade tariffs by countries may impact our ability to import materials needed to conduct our operations, construct our projects, or to export our products at prices that are economically feasible. On February 1, 2025, the President of the United States signed an executive order that introduced tariffs on imports from countries, including Canada and Mexico. In response, a number of foreign governments announced retaliatory tariffs on imports from the United States. Subsequently, certain of these tariffs have been delayed, lifted, adjusted, or reimposed, creating substantial uncertainty as to whether tariffs will be applied and, if so, the rates that will apply.

The final assessment of duties and potential penalties on our products could differ materially following administrative review by applicable customs authorities, including by the relevant U.S. governmental authorities under the terms of CUSMA, particularly if the relevant authorities conclude that the Company’s remediation efforts are insufficient. This could result in expenses exceeding estimated rates, including regarding certain imports into the United States for which final assessments remain suspended in connection with the RRM panel’s review. There can be no assurance that any such duties or penalties will not have a material adverse effect on the Company’s business, financial condition, and results of operations.

The Company is reviewing its exposure to the potential tariffs and is considering alternatives to inputs sourced from suppliers that may be subject to tariffs. Labour, contractors, and energy are locally sourced and are not expected to be directly affected. The Company continues to monitor developments and will take steps to limit the impact of such tariffs as appropriate, but there can be no assurance that the imposition of tariffs on our products and inputs will not have a material adverse effect on the Company’s business, financial condition and results of operations.

UNINSURED RISKS

The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution or other hazards against which such corporations cannot insure or against which they may elect not to insure.

ACQUISITIONS AND INTEGRATION

From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial, and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company.

LITIGATION RISK

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, the litigation process could take away from management time and efforts and the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company’s financial position, results of operations, or the Company’s property development or operations.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2026	United States dollars unless otherwise stated

CONFLICTS OF INTEREST

Certain directors of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development. Consequently, there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

COMPLIANCE WITH ANTI-CORRUPTION LAWS

The Company is subject to various anti-corruption laws and regulations including, but not limited to, the Canadian Corruption of Foreign Public Officials Act, the US Foreign Corrupt Practices Act, and similar laws in any country in which the Company conducts business. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents.

The Company’s Camino Rojo Project is located in Mexico and the Cerro Quema Project is located in Panama, both of which countries which are perceived as having fairly high levels of corruption. Orla cannot predict the nature, scope, or effect of future anti-corruption regulatory requirements to which the Company’s operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and/or its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses, and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition, and results of operations. Likewise, any investigation of any potential violations of the applicable anti-corruption legislation by Canadian, American, or foreign authorities could also have an adverse impact on the Company’s business, financial condition, and results of operations.

As a consequence of these legal and regulatory requirements, the Company has instituted policies with regard to anti-corruption and anti-bribery, as well as business ethics, which have been designed to ensure that Orla and its employees comply with applicable anti-corruption laws and regulations. However, there can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring the Company’s compliance, and the compliance of its employees, consultants, contractors, and other agents, with all applicable anti-corruption laws and regulations.